Exhibit 20.1

SLADE'S FERRY REPORTS SIGNIFICANT LOAN AND DEPOSIT GROWTH
IN FIRST QUARTER 2003


      SOMERSET, MASSACHUSETTS, April 14, 2003: Despite a sluggish economy and war in Iraq, Slade's Ferry Bancorp, (NASDAQ small cap; SFBC) parent company of Slade's Ferry Trust Company (the "Bank"), managed to increase its loan and deposit business by significant percentages in first quarter of 2003.

      Loan growth equaled 3.3% percent since year end, attributable primarily to an aggressive advertising campaign to promote historically low home equity and mortgage rates. "We've always had a great product at competitive rates but now people know about it," said President and Chief Executive Officer Mary Lynn Lenz. In the first quarter, the bank closed 77 mortgages for more than $11 million worth of business and 111 home equity loans for $7.8 million.

      On the deposit side of the business, the bank's first-quarter campaign to promote money market accounts has also been successful, generating more than $8.9 million in deposits. "We've been aggressively seeking new customers on this front," said Lenz. "More than three-quarters of new accounts opened during this quarter was new money and over half of that was from imported from other local banks. We have well exceeded our first quarter goals in this area and are, consequently, extending our campaign."

      The bank also reported a stabilized net interest margin and improved asset quality in the last 90 days.

      During the first quarter, Slade's Ferry was one of more than 50 banks that were affected by recent Massachusetts legislation that disallows banks to take real estate investment trust (REIT) tax breaks, retroactively to FY1999. Consequently, the bank recorded a $1,285,000 charge to earnings that resulted in a net loss for the quarter of $692,180, as compared to a net income of $781,922 for the same period over the previous year. This charge to earnings recorded as an extraordinary item, net of tax benefits, was the primary reason for the decrease in first quarter 2003 net income and resulted in a $0.38 per share decrease in this quarter's earnings when compared to the same quarter in 2002.

      [Slade's Ferry Bancorp, along with other members of the Massachusetts Bankers Association, is supporting an industry challenge to this legislation.]

      Due to asset repricing at historically low interest rate levels (without the same decrease in cost of funds on deposits and borrowing), the bank's net interest margin has compressed, resulting in a slight decrease in the net interest margin from approximately 3.97% in Q1 2002 to 3.93% in Q1 2003. Management expects the net interest margin to continue to be pressured and contract in the coming months as the weak economy and uncertainty of world events continue to suppress interest rates.

      Changes in the composition of the loan portfolio, strong underwriting guidelines, and asset quality improvement resulted in a lower credit risk and the provision for loan losses decreased from $187,500 to $141,000 from Q4 2002 to Q1 20003.

      Total non-interest income increased by $5,346 for the first quarter, when compared to the same period last year. Service charge revenue on deposit accounts increased by $53,797, or 26.7%, reflecting core deposit growth. This increase in service charge income was partially offset by a $40,918 net loss


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recognized on the sale of a certain equity security.  After a downgrade in the rating, and a negative outlook on the company's future performance, management felt it prudent to sell this stock and recognize a loss.

      Stockholders' equity as of March 31, 2003 totaled $40,418,211 as compared to $41,167,004 at December 31, 2002. The decrease in equity is primarily due to the charge to earnings as a result of the new tax law legislation pertaining to the REIT. During the first quarter of 2003, the company declared a dividend of $.09 per share payable to shareholders of record March 21, 2003. As of that date, both the company and the bank's capital levels are sufficient to be considered "well-capitalized" under applicable regulatory requirements and guidelines.

      Slade's Ferry Bancorp was founded to serve community-banking needs with both personal and commercial products and services. With more than $400 million in assets and 11 retail branches in Southeastern Massachusetts, Slade's Ferry is a trusted community partner. Traded on the NASDAQ Small Cap Market as SFBC, Slade's Ferry Bancorp can also be found on the web at www.sladesferry.com and in six Massachusetts communities - Fairhaven, Fall River, New Bedford, Seekonk, Somerset and Swansea.

                                    # # #

This new release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the strength of the company's capital and asset quality. Other such statements may be identified by words such as "believes," "will," "expects," "project," "may," "developments," "strategic," "launching," "opportunities," "anticipates," "estimates," "intends," "plans," "targets" and similar expressions. These statements are based upon the current beliefs and expectations of Slade's Ferry Bancorp's management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements as a result of numerous factors.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectation expressed in our forward-looking statements: (1) enactment of adverse government regulations (2) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (3) the strength of the United States economy in general and specifically the strength of the New England economics may be different than expected, resulting in, among other things, a deterioration in overall credit quality and borrowers' ability to service and repay loans, or a reduced demand for credit, including the resultant effect on the Bank's loan portfolio, levels of charge-offs and non-performing loans and allowance for loan losses; (4) changes in the interest rate environment may reduce interest margins and adversely impact net interest income and (5) changes in assumptions used in making such forward-looking statements. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, Slade's Ferry Bancorp's actual results could differ materially from those discussed. All subsequent written and oral forward-looking statements attributable to Slade's Ferry Bancorp or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth above. Slade's Ferry Bancorp does not intend or undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date of the forward-looking statements are made.


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